May 30, 2006

VIA EDGAR AND FACSIMILE

Mail Stop 4-6

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Morgan Youngwood

Re:	Synplicity, Inc.
Annual Report on 10-K for the Fiscal Year ended December 31, 2005
Filed March 15, 2006
File No. 000-31545

Dear Mr. Youngwood:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated April 18, 2006 relating to Synplicity, Inc.’s (the “Company”) Form 10-K for the Company’s fiscal year ended December 31, 2005 (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K.

As an initial matter, we note that your letter requests us to consider amending our filings as appropriate. In this regard, we respectively call to the Staff’s attention that we have filed our Form 10-Q related to our first fiscal quarter ended March 31, 2006 on May 15, 2006, since receiving the Staff’s letter. Accordingly, we have adopted certain revised disclosures described in further detail in the body of this letter in our Form 10-Q and propose to adopt these same revisions on a prospective basis in all new filings. We respectfully request the Staff’s concurrence with our view that no revisions to previous filings are necessary. We believe that based on the revisions made in our most recent Form 10-Q, revisions of previous filings would not significantly change the information available to investors. Where appropriate, we have included the enhanced disclosures in italics with our responses that we have provided in our most recent Form 10-Q.

Summary of Significant Accounting Policies

Revenue Recognition – pages 57

1. We note from your disclosures that you offer both term licenses and time-based licenses to customers. Explain the differences between term licenses and time-based licenses. That is, clarify how they are distinguishable from one another when both appear to be licenses that expire at the end of a specified period of time.

Both term licenses and time-based licenses provide customers the right to use the software for a specified period of time. The difference between term licenses and time-based licenses is the length of time associated with the license and that the maintenance is always bundled with time-based licenses while maintenance is not required to be purchased with a term license.

Term licenses are sold for two or three years and the first year of maintenance, though not required, is typically purchased with the license. Maintenance for the second and/or third year is renewable at the customer’s option.

Time-based licenses are sold for a period of six months or one year and are sold with maintenance for a period equal to the duration of the time-based license.

The Company has modified its disclosures related to this comment in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 as follows:

We also offer two and three year term licenses for certain products under which the customer purchases the first year of maintenance with the license and can renew maintenance in each of the following years. Revenue from term licenses is recognized in the same manner as revenue from perpetual licenses as VSOE of the fair value of maintenance is established by the maintenance renewal pricing.

Additionally, we also sell time-based licenses to use our software products. Time-based licenses include maintenance services for the duration of their respective terms. Revenue from time-based licenses is recognized on a straight-line basis over the period of the maintenance, as we do not have VSOE of the fair value of maintenance for time-based licenses since it is not priced or offered separately from the license.

2. We note that you have not established VSOE for the fair value of maintenance for time-based licenses because they are not priced or offered separately. Tell us whether you have established VSOE for term or time-based licenses, as neither appears to be sold without maintenance.

The Company does not currently have VSOE for either term or time-based licenses as neither is sold without maintenance, per paragraph 10 of AICPA SOP 97-2, “Software Revenue Recognition”.

3. We note that revenue from time-based licenses is “allocated between license and maintenance revenue in a similar proportion to perpetual license transactions”. Revenue from certain FPGA licenses also appears to be similarly allocated. Clarify the nature of the allocation you are describing. That is, are you referring to the disaggregation of revenue in accordance with Rule 5-03 of Regulation S-X, or some other allocation?

The Company does not have VSOE to separate the license amount from the maintenance amount for time-based licenses and certain licenses sold to FPGA manufactures. Therefore, for purposes of applying Rule 5-03 of Regulation S-X, the Company disaggregates the revenues between license and maintenance in a similar proportion to perpetual license transactions.

4. With regard to product sales to FPGA manufacturers, clarify whether the licenses distributed to their customers are term or time-based and whether revenue is recognized based on the sale to the manufacturer or whether subsequent resales to their customers are considered.

The FPGA device manufacturers may issue a perpetual or a time-based license to their customers. The Company records the revenue based on the original sale to the FPGA manufacturer and not based on subsequent resale to their customers (i.e., on a sell-in basis). The Company uses the sell-in basis because the payments to the Company are non-refundable, not contingent on resale to the FPGA device manufacturers’ customers and the FPGA device manufacturers do not have the right of return.

The Company recognizes the entire fee (i.e., the license and the maintenance fees) for these arrangements on a straight-line basis over the initial maintenance period, starting upon delivery to the FPGA device manufacturers, as the Company does not have VSOE for the maintenance associated with these arrangements. The Company does not have VSOE for the maintenance associated with these arrangements as the maintenance is not priced or offered separately from the license.

The Company has modified its disclosures related to this comment in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 as follows:

In addition, we periodically sell our products to original equipment manufacturers, (“OEMs”) for incorporation into their products and distribution to their customers. As part of these arrangements we have certain maintenance and support obligations to the OEMs. Revenue from these arrangements is recognized on a straight-line basis over the period of each arrangement, as we do not have VSOE of fair value of maintenance for these arrangements since it is not priced or offered separately from the license. For financial reporting purposes, revenue is allocated between license and maintenance revenue in similar proportion to perpetual license transactions.

5. We note that you sell time-based licenses and perpetual or term licenses combined in a single order and that revenue for these arrangements is recognized on a straight-line basis over the term of the longest time-based license. Cite the accounting literature that you relied upon in your decision to recognize revenue on a straight-line basis over the term of the longest time-based license and explain how your accounting complies with such guidance.

For these types of combined arrangements, the Company has generally not sold time-based licenses such that the related maintenance period is less then the period of maintenance related to the perpetual or term license. However, the Company has had instances whereby customers have purchased multiple time-based licenses in these types of arrangements such that the related maintenance would be greater than 12 months (i.e., three 6 month, sequential time based licenses).

In the event that a time-based license is sold with a perpetual or term license in a single arrangement, the Company recognizes revenue for the entire arrangement on a straight-line basis over the term of the longest time-based license maintenance period, since the Company does not have VSOE of fair value for maintenance related to time-based licenses. The Company bases its revenue recognition policy on the guidance from SOP 97-2 paragraphs 12 and 58. Per paragraph 12 of SOP 97-2, since the Company does not have VSOE for its maintenance related to time-based licenses and the only undelivered element is maintenance, the Company records the entire arrangement fee (perpetual or term license, time-based license and maintenance) ratably. Furthermore, per paragraph 58 of SOP 97-2, the entire arrangement fee is recognized ratably over the contractual period of the maintenance.

The Company has modified its disclosures related to this comment in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 as follows:

On occasion, we may sell time-based licenses and perpetual or term licenses combined within a single order. For these transactions, we generally recognize revenue from the entire transaction on a straight-line basis over the term of the longest period of maintenance for the time-based license in the transaction, as generally we do not have VSOE of the fair value of maintenance for the time-based licenses.

6. With regard to your development agreements with semiconductor manufacturers to customize certain of your products, tell us why you believe it is proper to recognize revenue ratably over the license period and cite the accounting literature that you relied upon in determining the appropriateness of this model. Distinguish these arrangements from development agreements where licenses are not being purchased as part of the customization process. Clarify what is being customized if the customer has not purchased a license to the product being customized.

The Company has entered into various stand-alone (i.e., software licenses are not being purchased), custom software development agreements with semiconductor manufacturers to customize our software products. The newly customized products enable the Company’s customers to design semiconductors specifically related to semiconductor manufacturers’ technology to allow the Company’s customers to procure the semiconductors from the manufactures. This work involves significant modifications to our existing products’ software code. In such arrangements, in accordance with paragraphs 7, 74 & 75 of SOP 97-2, the Company applies contract accounting, specifically the percentage of completion method, in conformity with Accounting Research Bulletin No. 45 (ARB 45), “Long Term Construction-Type Contracts”, and with the relevant guidance in SOP 81-1.

In other instances, the Company enters into multiple element arrangements with semiconductor manufacturers that include a custom software development agreement (as described above), internal use time-based licenses and the related maintenance on the newly developed product. Since the Company does not have VSOE of fair value for the maintenance related to the time-based licenses, the Company recognizes revenue from the development fees, time-based license and maintenance fees on a straight-line basis over the remaining period of the maintenance starting upon the completion of the development work and the delivery of internal use licenses in accordance with SOP 97-2 paragraphs 12 and 58.

Per paragraph 12 of SOP 97-2, the Company defers all revenue from the multiple-element arrangement until the point at which maintenance is the only undelivered element. Once the development services have been completed and the only undelivered element is maintenance, the entire fee (i.e., development services, licenses and maintenance) is recorded ratably.

Furthermore, per paragraph 58 of SOP 97-2, the entire arrangement fee is recognized ratably over the remaining period of the maintenance related to the time-based license.

The Company has modified its disclosures related to this comment in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 as follows:

We have entered into various custom software development agreements with semiconductor manufacturers to customize certain of our tools. This work typically involves modifications to our existing product lines under a statement of work negotiated with the customer. When time-based licenses are purchased as part of the agreement and delivery of the customized product has occurred, we recognize revenue from both the development and license fees on a straight-line basis over the period of the maintenance, as we do not have VSOE of the fair value of maintenance for time-based licenses. When licenses are not being purchased as part of the agreement, we recognize revenue from the development fees on a percentage of completion basis.

In connection with our response to the Staff’s comments, we acknowledge that:

We are responsible for the adequacy and accuracy of the disclosures in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge the receipt of this letter by file-stamping the additional copy of the cover page of this letter with the date of receipt and returning it to John Hanlon in the envelope provided for your convenience.

* * * * * *

Please direct your questions or comments to Julia Reigel, the Company’s outside counsel at Wilson Sonsini Goodrich & Rosati at (650) 320-4509 and myself at (408) 215-6118. In addition, we would request that you provide a facsimile of any additional comments you may have to Ms. Reigel at (650) 493-6811 and myself at (408) 222-0272. Thank you for your assistance.

Sincerely,

/s/ John J. Hanlon
John J. Hanlon Senior Vice President and Chief Financial Officer

Cc: Julia Reigel